UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

JAKKS Pacific, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

47012E106

(CUSIP Number)

December 31, 2016

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 47012E106	13G/A	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,513,068 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%[1]
12.	TYPE OF REPORTING PERSON IA; OO; HC

[1]	The percentages reported in this Schedule 13G/A are based upon approximately 21,515,071 shares of common stock outstanding (composed of (i) 20,002,003 shares of common stock outstanding as of November 9, 2016 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 9, 2016) and (ii) approximately 1,513,068 shares issuable upon the conversion of certain convertible notes held by the Reporting Persons and certain of their affiliates).

Cusip No. 47012E106	13G/A	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Advisors Holdings II LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,513,068 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12.	TYPE OF REPORTING PERSON PN; HC

Cusip No. 47012E106	13G/A	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,519,918 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12.	TYPE OF REPORTING PERSON OO; HC

Cusip No. 47012E106	13G/A	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kenneth Griffin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,519,918 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12.	TYPE OF REPORTING PERSON IN; HC

Cusip No. 47012E106	13G/A	Page 6 of 10 Pages

Item 1(a)	Name of Issuer
JAKKS Pacific, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices
22619 Pacific Coast Highway, Malibu, California 90265

Item 2(a)	Name of Person Filing
This Schedule 13G/A is being jointly filed by Citadel Advisors LLC (“Citadel Advisors”), Citadel Advisors Holdings II LP (“CAH2”), Citadel GP LLC (“CGP”) and Mr. Kenneth Griffin (collectively with Citadel Advisors, CAH2 and CGP, the “Reporting Persons”) with respect to shares of common stock (and options to purchase and/or other securities convertible into common stock) of the above-named issuer owned by Citadel Equity Fund Ltd., a Cayman Islands limited company (“CEF”), and Citadel Securities LLC, a Delaware limited liability company (“Citadel Securities”).

Citadel Advisors is the portfolio manager for CEF. CAH2 is the managing member of Citadel Advisors. CALC III LP, a Delaware limited partnership (“CALC3”), is the non-member manager of Citadel Securities. CGP is the general partner of CALC3 and CAH2. Mr. Griffin is the President and Chief Executive Officer of, and owns a controlling interest in, CGP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

Item 2(b)	Address of Principal Business Office
The address of the principal business office of each of the Reporting Persons is c/o Citadel LLC, 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

Item 2(c)	Citizenship
Each of Citadel Advisors and CGP is organized as a limited liability company under the laws of the State of Delaware. CAH2 is organized as a limited partnership under the laws of the State of Delaware. Mr. Griffin is a U.S. citizen.

Item 2(d)	Title of Class of Securities
Common stock, $0.001 par value

Item 2(e)	CUSIP Number
47012E106

Cusip No. 47012E106	13G/A	Page 7 of 10 Pages

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Cusip No. 47012E106	13G/A	Page 8 of 10 Pages

Item 4	Ownership

A.	Citadel Advisors LLC

(a)	Citadel Advisors may be deemed to beneficially own 1,513,068 shares of Common Stock.

(b)	The number of shares Citadel Advisors may be deemed to beneficially own constitutes approximately 7.0% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 1,513,068

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 1,513,068

B.	Citadel Advisors Holdings II LP

(a)	CAH2 may be deemed to beneficially own 1,513,068 shares of Common Stock.

(b)	The number of shares CAH2 may be deemed to beneficially own constitutes approximately 7.0% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 1,513,068

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 1,513,068

Cusip No. 47012E106	13G/A	Page 9 of 10 Pages

C.	Citadel GP LLC and Kenneth Griffin

(a)	CGP and Griffin may be deemed to beneficially own 1,519,918 shares of Common Stock.

(b)	The number of shares CGP and Griffin may be deemed to beneficially own constitutes approximately 7.1% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 1,519,918

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 1,519,918

Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
See Item 2 above

Item 8	Identification and Classification of Members of the Group
Not Applicable

Item 9	Notice of Dissolution of Group
Not Applicable

Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 47012E106	13G/A	Page 10 of 10 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2017.

CITADEL ADVISORS LLC		CITADEL ADVISORS HOLDINGS II LP

By:	/s/ Mark Polemeni	By:	/s/ Mark Polemeni
	Mark Polemeni, Authorized Signatory		Mark Polemeni, Authorized Signatory

CITADEL GP LLC		KENNETH GRIFFIN

By:	/s/ Mark Polemeni	By:	/s/ Mark Polemeni
	Mark Polemeni, Authorized Signatory		Mark Polemeni, attorney-in-fact*

*	Mark Polemeni is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on January 18, 2013, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Advisors LLC on Schedule 13G for TiVo Inc.